Filed by Eastern Bankshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HarborOne Bancorp, Inc.

SEC File No.: 001-38955

Filer’s SEC File No.: 001-39610

Date: September 24, 2025

Important Notice Concerning Your Rights

Under The HarborOne 401(k) Plan (“401(k) Plan”)

September 24, 2025

1. This notice provides detailed information about an upcoming blackout period for the 401(k) Plan. In connection with the pending merger of HarborOne Bancorp, Inc. with Eastern Bankshares, Inc., the 401(k) Plan will be terminating the HarborOne Stock Fund investment alternative (“HarborOne Stock Fund”) and reallocating participant balances in the HarborOne Stock Fund to a new Eastern Bankshares, Inc. Stock Fund (stock) or to the Vanguard Treasury Money Market Fund investment alternative (cash), based on how the merger consideration is allocated to each participant’s investment in the HarborOne Stock Fund.

2. As a result of these changes, you will temporarily be unable to direct investments into or out of the HarborOne Stock Fund. This period, during which you will be unable to exercise these rights otherwise available under the 401(k) Plan, is called a “blackout period.” Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may aect you r retirement planning, as well as your overall financial plan.

The blackout period will not aect the other investment options under the 401(k) Plan. Participants will continue to be able to direct and diversify their monies invested in the other investment options available under the 401(k) Plan in accordance with the terms of the 401(k) Plan.

3. The blackout period for the 401(k) Plan is expected to begin at 4:00 pm Eastern Time on October 23, 2025 and end at 4:00 pm Eastern Time on November 6, 2025. During this period, you can determine whether the blackout period has started or ended by calling the Participant Service Center toll free at 800- 294-3575.

4. During the blackout period you will be unable to direct or diversify the assets held in your HarborOne Stock Fund account, if any. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

5. Federal law generally requires that you be furnished with a notice of a blackout period at least 30 days in advance of the last day in which you can exercise your affected rights immediately prior to the commencement of the blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. Based on the start date of the blackout period, we have delivered this notice in a timely manner.

6. If you have any questions concerning this blackout notice, you should contact the Participant Service Center toll free at 800-294-3575.

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed merger transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Eastern, HarborOne or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, Eastern filed a registration statement on Form S-4 with the SEC that includes a proxy statement of HarborOne, which has been distributed to the shareholders of HarborOne in connection with their votes on the merger of HarborOne with and into Eastern. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain these documents, and any other documents Eastern and HarborOne have filed with the SEC, free of charge at the SEC’s website, www.sec.gov, or by accessing Eastern’s website at https://investor.easternbank.com under the tab “Financials” and then under the heading “SEC Filings”, or by accessing HarborOne’s website at https://www.HarborOne.com/ under the tab “Investor Relations” and then under the heading “SEC Filings.” In addition, documents filed with the SEC by Eastern or HarborOne will be available free of charge by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Eastern Bankshares, Inc. Investor Relations	HarborOne Bancorp, Inc. Investor Relations
Email: a.hersom@easternbank.com	Email: SFinocchio@HarborOne.com
Telephone: (860) 707-4432	Telephone: (508) 895-1180